UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                       Washington, D.C. 20549

                                            SCHEDULE 13D

                              Under the Securities Exchange Act of 1934
                                         (Amendment No. 6)*

                                   ACCEL International Corporation
______________________________________________________________________________
                                          (Name of Issuer)

                               Common Stock, par value $0.10 per share
______________________________________________________________________________
                                   (Title of Class of Securities)

                                             004299 10 3
                            _____________________________________________
                                           (CUSIP Number)

                                       William H. Cuddy, Esq.
                                         Day, Berry & Howard
                            CityPlace I, Hartford, Connecticut 06103-3499
                                           (860) 275-0100
______________________________________________________________________________
                            (Name, Address and Telephone Number of Person
                          Authorized to Receive Notices and Communications)

                              September 5, 1996 and September 20, 1996
                            _____________________________________________
                       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person*s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004299 10 3

Continued on the following pages.

1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of above person

        Chase Insurance Holdings Corporation
        52-1521248

2.      Check the appropriate box if a member of a group:*       (a) /   /
                                                                 (b) / X /
3.      SEC use only

4.      Source of funds

        N/A

5.      Check box if disclosure of legal proceedings is required pursuant to
        Items 2(d) or 2(e):         /   /

6.      Citizenship or place of organization

        Delaware
                       7      Sole Voting Power
                              0 shares
NUMBER OF
 SHARES                8      Shared Voting Power
BENEFICIALLY                  0 shares
 OWNED BY
  EACH                 9      Sole Dispositive Power
REPORTING                     0 shares
 PERSON
  WITH                10      Share Dispositive PowerR
                              0 shares

11.     Aggregate amount beneficially owned by each reporting person:
        0 shares

12.     Check box if the aggregate amount in Row (11) excludes certain
        shares:*                                              / X /

13.     Percent of class represented by amount in Row (11):

        0%

14.     Type of reporting person:*
        CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   AMENDMENT NO. 6 TO STATEMENT ON SCHEDULE 13D

        The reporting person hereby amends in part its statement on Schedule 13D dated February 15, 1991 (the "Schedule 13D"), as amended by Amendment No. 1 thereto, dated December 1, 1992, and Amendment No. 2 thereto, dated February 26, 1993, and Amendment No. 3 thereto, dated December 29, 1993, and Amendment No. 4 thereto dated February 3, 1995, and Amendment No. 5 thereto dated April 17, December 15 and December 28, 1995, with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only the portions of the information previously reported that have changed since the prior filing.

Item 3. Source and Amount of Funds or Other Consideration.

        The terms of a rights offering by ACCEL ("Rights Offering") granted holders of Common Stock rights to purchase 1.5 shares of Common Stock for each share of Common Stock held at a price of $2.25 per share. (ACCEL has filed a Registration Statement on Form S-2 with the Commission with respect to the Rights Offering.) In August, 1996, the reporting person tendered $4,481,546 principal amount of ACCEL*s 10.125% Redeemable Subordinated Promissory Notes ("Notes") in addition to $147,600 from its cash balances under the direction of its parent corporation, American Ranger, Inc. ("ARI"), which also tendered $1,137,500 in Notes for cancellation in consideration for the acquisition of a total of 2,600,180 shares of Common Stock under the Rights Offering.

        The Notes and cash were provided in conjunction with the exercise of 1,733,454 rights held by the reporting person, ARI and Rhoda L. Chase. The rights exercised were held as follows: 538,612 by the reporting person, 812,842 by ARI and 382,000 by Rhoda L. Chase. The 812,842 shares of Common Stock creating the rights exercised by ARI had been loaned to it by the reporting person under a temporary stock loan agreement. Of the 382,000 shares of Common Stock creating the rights exercised by Rhoda L. Chase, 335,000 shares were and remain subject to a temporary stock loan agreement with Insurance Holdings Limited Partnership ("Insurance Holdings") which Rhoda L. Chase instructed to exercise these rights for her. Simultaneously with the exercise of rights by the holders and the corresponding transfer of Notes and cash, Rhoda L. Chase transferred $1,289,250 in cash to the reporting person in exchange for an equal amount in Notes tendered to ACCEL. This cash payment reimbursed the reporting person for the purchase price of the new shares acquired by Rhoda L. Chase.

        As a result of this transaction, a total of 2,600,180 shares of Common Stock were acquired on September 5, 1996: 573,000 by Rhoda L. Chase and 2,027,180 by the reporting person (the new shares were not subject to the temporary stock loan agreements between Rhoda L. Chase and Insurance Holdings and between the reporting person and ARI). As a result, the shares of Common Stock owned by the parties to this transaction were as follows:

|                                 |   No. of Shares of         |                           |                   |
|                                 |         Newly              |No. of Shares of Common    |                   |
|                                 |      Subscribed            |         Stock             |                   |
|Owner                            |     Common Stock           |    Previously Held        |   Total           |
|Reporting Person                 |     2,027,180              |      538,612              | 2,565,792         |
|ARI                              |           0                |      812,842              |   812,842*        |
|Rhoda L. Chase                   |       573,000              |       47,000              |   620,000         |
|Insurance Holdings               |           0                |      335,000              |   335,000**       |

* The reporting person maintained an ownership interest in these shares under the temporary stock loan agreement with the reporting person.

** Rhoda L. Chase maintained and continues to maintain an ownership interest in these shares under the temporary stock loan agreement with Insurance Holdings.

        On September 20, 1996 the reporting person dividended the total 3,378,634 shares of Common Stock in which it had an interest to ARI. Consequently, the temporary stock loan agreement between the reporting person and ARI was canceled.

Item 4. Purpose of Transaction.

        The reporting person no longer maintains beneficial ownership over any shares of Common Stock. With respect to the reporting person*s acquisition on September 5, 1996, such acquisition was made at the direction of ARI for investment purposes.

Item 5. Interest in Securities of the Issuer.

        (a)    (i)     As of the date hereof, the reporting person owns of
record and beneficially 0 shares of Common Stock, or 0% of the 8,532,720 shares of Common Stock outstanding as of September 5, 1996.

               (ii) In accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any of the (1) 5,350 shares of Common Stock or less than 0.1% of the shares of Common Stock outstanding as of September 5, 1996 owned by Sandra M. Chase, the spouse of Arnold L. Chase, or (2) 1,284,250 shares of Common Stock, or 15.1% of the shares of Common Stock outstanding as of September 5, 1996 owned by Rhoda L. Chase, the spouse of David T. Chase, (3) 1,013,942 shares of Common Stock or 11.9% of the shares of Common Stock outstanding as of September5, 1996 owned by Arnold L. Chase, son of David T. Chase and Rhoda L. Chase, (4)1,008,405 shares of Common Stock or 11.8% of the shares of Common Stock outstanding as of September 5, 1996 owned by The Darland Trust for which Rothschild Trust Cayman Limited serves as trustee and in which Cheryl Chase Freedman, daughter of David
T. Chase and Rhoda L. Chase, is a beneficiary, (5) 335,000 shares of Common Stock or 3.9% of the shares of Common Stock outstanding as of September 5, 1996 owned by Insurance Holdings, a limited partnership in which Chase Insurance Corporation is the general partner and Rhoda L. Chase, Sandra M. Chase and CCF Family Trust are limited partners, or (6) 692,037 shares of Common Stock or 8.1% of the shares of Common Stock outstanding as of September 5, 1996 owned by ARI.

        (b) The reporting person does not have sole power to vote, direct the voting of, dispose of, or direct the disposition of, any shares of Common Stock since it is no longer a beneficial owner.

        (c) No transactions involving the reporting person have occurred during the past sixty days except as described in Item 3 above.

        (d) On September 20, 1996, the reporting person ceased to be a beneficial owner of more than 5% of the shares of Common Stock.

                                  SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Date:   October 2, 1996                Chase Insurance Holdings Corporation



                                       By: /s/ Cheryl Chase Freedman
                                       Name: Cheryl Chase Freedman
                                       Title:   Executive Vice President